UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

FORM 6-K

__________________________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

Commission File Number: 001-40401

__________________________

Oatly Group AB

(Translation of registrant’s name into English)

__________________________

Ångfärjekajen 8

211 19 Malmö

Sweden

(Address of principal executive office)

__________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Oatly Regains Compliance with Nasdaq Minimum Bid Price Requirement

Oatly Group AB (“Oatly” or the “Company”) received a notification letter on December 18, 2023 (the “Compliance Notice”) from the Nasdaq Stock Market (“Nasdaq”) indicating that the Company has regained compliance with the minimum bid price requirement set forth under the Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”).

As previously announced, the Company was notified by Nasdaq on November 6, 2023 that the Company was not in compliance with the Minimum Bid Price Requirement as the bid price of the Company’s American depositary shares (“ADSs”) closed below $1.00 for 30 consecutive business days.

In the Compliance Notice, Nasdaq confirmed that for ten consecutive business days, from December 1, 2023 to December 14, 2023, the closing bid price of the Company’s ADSs has been $1.00 per ADS or greater. Accordingly, the Company has regained compliance with Listing Rule 5450(a)(1).

Forward looking statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this document that are not statements of historical fact may be deemed to be forward-looking statements, including statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: restoring compliance with Nasdaq continued listing standards, general economic conditions including high inflationary cost pressures; our history of losses and inability to achieve or sustain profitability; the impact of the COVID-19 pandemic, including the spread of variants of the virus, on our business and the international economy; any failure to obtain necessary capital when needed on acceptable terms; a cybersecurity incident or other technology disruptions; changing consumer preferences and our ability to adapt to new or changing preferences; and the other important factors discussed under the caption “Risk Factors” in Oatly’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 19, 2023 and our Current Report on Form 6-K filed with the SEC on November 9, 2023 and other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this document speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Oatly disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oatly Group AB

Date: December 18, 2023	By:	/s/ Marie-José David
Marie-José David
Chief Financial Officer